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                                                                 Exhibit 3(ii).1



BY-LAW 15, PARAGRAPH (A)

     The Company's By-Law 15, Paragraph (a) was amended on June 8, 1995 to read as follows:

     15.  Board of Directors.

     (a) Number, election and terms. Except as otherwise fixed by, or pursuant to the provisions of, Article Fourth of the Certificate of Incorporation relating to the rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect additional Directors under specified circumstances, the number of the Directors of the Corporation shall be eight (8) unless otherwise fixed from time to time by resolution of the Board of Directors but shall be fixed at no fewer than three (3) nor more than fifteen (15).